Exhibit 12.01

NRG Energy, Inc.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	For the Year Ended December 31,
	2010	2009	2008	2007	2006
	(In millions, except ratio)
Earnings:
Income from continuing operations before income tax	$753	$1,669	$1,766	$933	$861
Net loss attributable to noncontrolling interest	(1)	(1)	—	—	—
Less:
Undistributed equity in earnings of unconsolidated affiliates	(44)	(41)	(44)	(33)	(33)
Capitalized interest	(36)	(37)	(45)	(11)	(5)
Add:
Fixed charges	678	703	634	715	603
Amortization of capitalized interest	4	3	1	—	—
Total Earnings:	$1,354	$2,296	$2,312	$1,604	$1,426
Fixed Charges:
Interest expense	$600	$610	$546	$657	$562
Interest capitalized	36	37	45	11	5
Amortization of debt issuance costs	25	31	22	26	22
Amortization of debt discount/(premiums)	7	13	15	19	10
Approximation of interest in rental expense	10	12	6	2	4
Total Fixed Charges:	$678	$703	$634	$715	$603
Ratio of Earnings to Combined Fixed Charges	2.00	3.27	3.65	2.24	2.36